EXHIBIT 99.1

Asian Market's Increasing Neptune's Sales

LAVAL, Quebec, June 21, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) is pleased to confirm new and firm orders amounting to US$25M for calendar year 2013. Krill oil awareness in Asia, being greatly associated to Neptune's NKO® as a premium reference of Omega-3, clearly confirms Neptune's brand's initial recognition in the Asian nutraceutical market.

"As the leader of science and innovation in our field, it is always comforting and stimulating for Neptune's team to witness the benefit of a strong strategic action plan to build brand recognition worldwide," quoted Henri Harland, CEO.

"Neptune's team along with a solid performance of our commercial partners have exceeded expectations. Furthermore, we are looking forward to deliver additional volume and to expand our capacity to meet new exciting challenges," said Michel Chartrand, COO.

Pursuant to commercial discussions at Vitafoods Geneva in May 2012, Neptune will initiate earlier than planned the third phase of its Sherbrooke plant expansion, originally scheduled during 2014. Neptune has also announced important executive and management organisational changes in a preceding press release in anticipation of this significant growth.

"We are showing continuous growth and strong results which is excellent news for our shareholders," concluded Neptune's CEO.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSXV:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com